Exhibit 99.8

AMENDMENT

TO

VOTING TRUST AGREEMENT

This amendment (the "**Amendment**"), dated as of April 24, 2026, to the Voting Trust Agreement, dated as of April 3, 2023 (the "**2023 Agreement**"), by and among Lord Securities Corporation, as trustee (the "**Trustee**" or any successor thereto), Wells Fargo Municipal Capital Strategies, LLC, a wholly owned subsidiary of Wells Fargo Bank, National Association, organized and existing under the laws of the Delaware, including its successors and assigns by operation of law ("**Wells**" or the "**Purchaser**") and Institutional Shareholder Services Inc. (the "**Voting Consultant**" or any successor thereto) relating to certain voting and consent matters concerning Adjustable Rate MuniFund Term Preferred Shares, Series 2031 ("**AMTP Shares**") of Nuveen Municipal High Income Opportunity Fund (the "**Fund**"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the 2023 Agreement or in the Statement (including by incorporation by reference).

WHEREAS, the Purchaser is the legal and Beneficial Owner of shares of AMTP Shares of the Fund pursuant to the terms of the AMTP Shares Transition Agreement, dated as of April 3, 2023, between the Purchaser and the Fund (the "**Transition Agreement**");

WHEREAS, the Purchaser has received written consent from the Fund with respect to the substantce of the change to be effected in the 2023 Agreement by this Amendment; and

WHEREAS, the Purchaser has requested that the parties amend the 2023 Agreement as provided for in this Amendment.

ACCORDINGLY, the parties to the 2023 Agreement hereby agree as follows:

1.   Amendment to definition of Subject Shares

The second recital paragraph following the preamble of the 2023 Agreement containing the definitions of "Subject Shares" and "Additional Shares", is hereby amended and restated in its entirety as follows:

> **WHEREAS**, the Purchaser desires to transfer and assign irrevocably to the Trustee, and the Trustee desires to accept such transfer and assignment of, the right to vote and consent for the Purchaser in connection with all of its voting and consent rights and responsibilities, as set forth in Section 1 below, as a Beneficial Owner of (i) AMTP Shares acquired by the Purchaser pursuant to the Transition Agreement (such AMTP Shares, when owned by the Purchaser, the "**Subject Shares**") and (ii) any additional shares of AMTP Shares or preferred shares of any class or series of the Fund having voting powers of which an Affiliate of Wells is the Beneficial Owner or that the Purchaser became the Beneficial Owner, provided that the Purchaser or Affiliate becaome the owner of such additional shares on or prior to April 24, 2026 (any such additional preferred shares of the Fund having voting powers being "**Additional Shares**" and when so acquired became a part of the "Subject Shares" covered by this Agreement);

2.   Modification

The parties hereto hereby agree that, except as specifically amended herein, the 2023 Agreement is and shall continue to be in full force and effect and is hereby ratified and confirmed in all respects. All references in the 2023 Agreement and other documents related thereto shall be references to the 2023 Agreement as amended by this Amendment. Except as specifically provided herein, the execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party hereto under the 2023 Agreement, or constitute a waiver of any provision of any other agreement.

3. **Benefit and Burden**

This Amendment shall inure to the benefit of, and shall be binding upon, the parties hereto and their legatees, distributees, estates, executors or administrators, personal and legal representatives, successors and assigns.

4. **Severability**

The invalidity of any particular provision of this Amendment shall not affect the validity of the remainder hereof, and this Amendment shall be construed in all respects as if such invalid or unenforceable provision were omitted.

5. **Headings**

The section headings herein are for convenience of reference only, and shall not affect the construction, or limit or otherwise affect the meaning hereof.

6. **Applicable Law**

This Amendment shall be construed and enforced in accordance with the law of the State of New York.

THE PARTIES HERETO HEREBY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS AMENDMENT OR ANY MATTERS CONTEMPLATED HEREBY.

7. **Waiver**

THE PURCHASER, THE TRUSTEE AND THE VOTING CONSULTANT HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THE PARTIES HERETO AGAINST THE OTHER(S) ON ANY MATTERS WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AMENDMENT.

8. **Counterparts**

This Amendment may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Any counterpart or other signature delivered by facsimile or by electronic mail shall be deemed for all purposes as being a good and valid execution and delivery of this Amendment by that party.

The exchange of copies of this Amendment and of signature pages that are executed by manual signatures that are scanned, photocopied or faxed or by other electronic signing created on an electronic platform (such as DocuSign) or by digital signing (such as Adobe Sign) that is approved by the parties hereto, shall constitute effective execution and delivery of this Amendment for all purposes. Signatures of the parties hereto that are executed by manual signatures that are scanned, photocopied or faxed or by other electronic signing created on an electronic platform (such as DocuSign) or by digital signing (such as Adobe Sign) that is approved by the parties hereto shall be deemed to be their original signatures for all purposes of this Amendment as to the parties hereto and may be used in lieu of the original.

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       IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first set forth above.

WELLS FARGO MUNICIPAL CAPITAL STRATEGIES, LLC, as Purchaser

By:_____/s/ Daniel Frizsell_____
Name: Daniel Frizsell
Title: Vice President

LORD SECURITIES CORPORATION, as Trustee

By:_____/s/ Albert Fioravanti_____
Name: Albert Fioravanti
Title: Managing Director

By:___/s/ David Johnson_____
Name: David Johnson
Title: Attorney-in-Fact

INSTITUTIONAL SHAREHOLDER SERVICES INC., as Voting Consultant

By:__/s/ Lorraine G. Kelly_____
Name: Lorraine G. Kelly
Title: Managing Director